[BAKER BOTTS L.L.P. LETTERHEAD]
January 25, 2006
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Filing Desk
Ladies and Gentlemen:
On behalf of Mariner Energy, Inc. (the “Registrant”), we transmit herewith for electronic filing via the EDGAR system a memorandum of the Registrant responding to the comments received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission, by facsimile on January 20, 2006 regarding Amendment No. 1 to the Registrant’s Form S-4 (File No. 333-129096) filed on December 22, 2005. The Registrant’s responses to the Staff’s comments are included in the memorandum enclosed herewith submitted on behalf of the Registrant.
Please telephone collect Kelly Rose (713.229.1796) or the undersigned (713.229.1648) of the firm Baker Botts L.L.P., counsel to the Registrant, with any questions or comments you may have regarding the enclosed.

Very truly yours, BAKER BOTTS L.L.P.
By:	/s/ M. BREEN HAIRE
M. Breen Haire

Enclosures
cc:	Mr. Scott D. Josey
Mariner Energy, Inc.

MEMORANDUM

TO:	H. Roger Schwall
Division of Corporation Finance
Securities and Exchange Commission

FROM:	Mariner Energy, Inc.

DATE:	January 25, 2006

RE:	Amendment No. 1 to Registration Statement on Form S-4 (Registration No. 333-129096) Response to SEC Comments dated January 20, 2006
     We are responding to comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission by facsimile on January 20, 2006 regarding our filing listed above. For your convenience, our responses are prefaced by the staff’s corresponding comment in bold text.
     We respectfully request that the staff review our responses to its comments at its earliest convenience. Please advise us of any further comments as soon as possible.
Form S-4, as amended
General
1.	Continue to monitor the requirement to update your financial statements, as indicated in Rule 3-12 of Regulation S-X.

Response: We will continue to monitor the requirement to update our financial statements and the financial statements of the Forest Gulf of Mexico operations, as indicated in Rule 3-12 of Regulation S-X.

2.	Please provide a currently dated consent from the independent accountants in your amendment.

Response: We have provided currently dated consents from Deloitte & Touche LLP and KPMG LLP in Amendment No. 2 to the registration statement. Please see Exhibits 23.1 and 23.2.

3.	We note your response to prior comment 5. Please disclose in your filing, where appropriate, the analysis you provided in your response.

Response: The registration statement has been revised accordingly. Please see page 61.
Background of the Merger, page 40
4.	We note the revisions you made in response to prior comment 34. However, we reissue that comment in part. Please revise this section to further specify:
•	how it came about that you entered into contact with other potential merger parties. For example, did you direct your financial advisor or otherwise take steps to seek other potential parties? If through your financial advisor, indicate what instructions or criteria it was given;

•	the exact number of other potential merger parties you had contact with. It is not clear whether all of such parties you mention comprise the three that you cite in the fifth paragraph;

•	the specific terms proposed and the value of such terms both in total and on a per share basis; and

•	if terms were proposed, the reason those terms were rejected or discussions otherwise ceased.
Response: The registration statement has been revised accordingly. Please see pages 40 and 42.
Forest Gulf of Mexico Operations
Financial Statements
Supplemental Information Regarding Proved Oil and Gas Reserves and Capital Expenditures, page F-35
Standardized Measure of Discounted Future Net Cash Flows
5.	Please remove your disclosure of the present value of future net cash flows before income tax. Refer to Item 10(e)(1)(ii)(C) of Regulation S-K.

Response: The registration statement has been revised accordingly. Please see page F-39.
Capital Expenditures
6.	We reviewed your response to our prior comment number 76 and your continued disclosure of capital expenditures. As SFAS 69 does not have a specific disclosure requirement for capital expenditures please remove this disclosure or replace it with disclosure of costs incurred that complies with paragraph 21 to 23 of SFAS 69. Please note that SAB 47 was updated by SAB 103 which condensed certain questions and interpretive responses. Please clarify the guidance you cite in your prior response. Refer also to Item 10(e)(1)(ii)(C) of Regulation S-K. We note your related disclosure on page 19. Please expand your disclosure to indicate whether or not it is a non-GAAP measure, explain how this information was calculated and reconcile it to costs incurred information as defined in SFAS 69 to the extent necessary to comply with Item 10(e) of Regulation S-K.

Response: The registration statement has been revised to remove the disclosure of capital expenditures. Please see pages 19, F-37 and F-40.
Engineering Comments
Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Forest Gulf of Mexico Operations, page 144
Estimated Proved Reserves, page 151
7.	Please revise the first paragraph as per our telephone discussion of January 6, 2006 with Mr. Matthew Wurtzbacher.

Response: The registration statement has been revised accordingly. Please see page 153.

     Mariner Energy, Inc. hereby acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any persons under the federal securities laws of the United States.

cc:	Ms. Jill Davis
Mr. Kevin Stertzel
Mr. Ronald Winfrey
Mr. Jason Wynn